Press Release
Strong execution in Q2 drives full-year 2022 guidance upgrade and delivers rich R&D news flow in Immunology and Rare Disease

Paris, July 28, 2022
Q2 2022 sales growth of 8.1% at CER driven by Dupixent®, Rare Disease, Vaccines and CHC
•Specialty Care grew 21.6% driven by Dupixent® (€1,963 million, +43.4%), and double-digit growth in Rare Disease
•Vaccines up 8.7% due to strong rebound of Travel and Booster vaccines as well as continued PPH franchise growth
•General Medicines achieved 6.0% growth in core assets despite lower COVID-19 related demand for Lovenox®
•CHC delivered 5th consecutive quarter of growth (+9.1%) driven by Cough & Cold, Allergy and Digestive Wellness
Q2 2022 business EPS(1) up 16.7% at CER driven by higher sales and improving margins
•BOI margin up 1.3 ppt to 27.2% due to margin improvement from efficiency gains and EUROAPI deconsolidation
•€2.6bn savings achieved at the end of Q2, with the majority reinvested in growth drivers and R&D
•Business EPS(1) of €1.73, up 25.4% on a reported basis and 16.7% at CER
•IFRS EPS of €0.94 (down 2.1%)
Progress on Corporate Social Responsibility strategy
•Sanofi’s Global Health Unit launches a fund for healthcare solutions in underserved regions and Impact®, a new brand dedicated for non-profit distribution of 30 Sanofi products to at-risk populations in 40 lower-income countries
•Valyou program continues to improve access through lower out-of-pocket cost of insulins for uninsured patients in the U.S.
•Sanofi upgraded its scope 3 GHG emission reductions ambition to -30% by 2030, unveiling low energy intensity vaccines facility
Key milestone and regulatory achievements on R&D transformation
•Efanesoctocog alfa, the first factor VIII therapy to be granted FDA Breakthrough Therapy Designation for hemophilia A
•Dupixent® approved in the U.S as first treatment for adults and children aged 12 and older with eosinophilic esophagitis and as first biologic medicine for children aged 6 months to 5 years with moderate-to-severe atopic dermatitis
•FDA accepted Dupixent® for priority review in adults with prurigo nodularis
•Nexviadyme® and XenpozymeTM approved in EU
•Next-generation COVID-19 booster demonstrated strong results against variants of concern, including Omicron
Full-year 2022 business EPS guidance revised upward
•Sanofi now expects 2022 business EPS(1) to grow approximately 15%(2) at CER, barring unforeseen major adverse events. Applying average July 2022 exchange rates, the positive currency impact on 2022 business EPS is estimated between +7.5% to +8.5%
Sanofi Chief Executive Officer, Paul Hudson, commented:
“Our performance in the second quarter was again marked by higher sales across our key growth drivers and outstanding financial results leading us to upgrade our business EPS guidance for the full-year. Notably, we saw significant growth momentum from our Specialty Care business, mainly driven by Dupixent®. While we continue to increase our investment in R&D, we delivered important pipeline milestones such as the approval of Dupixent® in its fourth disease indication, Eosinophilic Esophagitis. Earlier this month, we had the opportunity to showcase at ISTH the transformative potential of efanesoctocog alfa, the first factor replacement therapy for hemophilia A to receive FDA Breakthrough Therapy Designation. We are also making great progress in advancing our fully integrated social impact strategy, notably in Affordable Access with the launch of Impact®, a dedicated brand for non-profit distribution to enable the secure distribution of 30 Sanofi medicines in 40 lower-income countries. As we continue to deliver ahead of schedule on our Play to Win strategy, we are confident in our business outlook for the second half and as a result, we are reiterating our commitment to achieving the BOI margin target of 30% in 2022.”

	Q2 2022	Change	Change at CER	H1 2022	Change	Change at CER
IFRS net sales reported	€10,116m	+15.7%	+8.1%	€19,790m	+14.2%	+8.4%
IFRS net income reported	€1,175m	-1.9%	_	€3,184m	+15.2%	—
IFRS EPS reported	€0.94	-2.1%	_	€2.55	+15.4%	—
Free cash flow(3)	€1,535m	+7.5%	_	€3,242m	-3.3%	—
Business operating income	€2,753m	+21.5%	+13.2%	€5,818m	+18.7%	+12.7%
Business net income(1)	€2,170m	+25.4%	+16.6%	€4,594m	+22.6%	+16.3%
Business EPS(1)	€1.73	+25.4%	+16.7%	€3.68	+22.7%	+16.3%
Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 9). The consolidated income statement for Q2 2022 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2021 business EPS was €6.56; (3) Free cash flow is a non-GAAP financial measure (definition in Appendix 9).

2022 second-quarter and first-half Sanofi sales
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the second quarter of 2022, Sanofi sales were €10,116 million, up 15.7% on a reported basis. Exchange rate movements had a positive effect of 7.6 percentage points, mainly due to the U.S. dollar. At CER, company sales were up 8.1%.
In the first half of 2022, Sanofi sales reached €19,790 million, up 14.2% on a reported basis. Exchange rate movements had a positive effect of 5.8 percentage points. At CER, company sales were up 8.4%.

Global Business Units
Second-quarter 2022 net sales by Global Business Unit (variation at CER; € million; % of total sales)
Second-quarter 2022 net sales by geographic region (variation at CER; € million; % of total sales)
Second-quarter 2022 operating income
Second-quarter business operating income (BOI) increased 21.5% to €2,753 million. At CER, BOI increased 13.2%. The ratio of BOI to net sales increased 1.3 percentage points to 27.2% (27.1% at CER). In the first half, BOI increased 18.7% to €5,818 million. At CER, BOI increased 12.7%. The ratio of business operating income to net sales increased 1.1 percentage points to 29.4% (29.4% at CER).
1 See Appendix 9 for definitions of financial indicators.

Pharmaceuticals
Second-quarter Pharmaceutical sales increased 7.9% to €7,673 million, mainly driven by the Specialty Care portfolio (up 21.6%) with continued strong performance of Dupixent® while sales in General Medicines decreased 4.1%. In the first half of 2022, Pharmaceuticals sales increased 7.7% to €14,999 million reflecting the strong performance of Specialty Care and General Medicines core assets.
Specialty Care
Dupixent

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Total Dupixent®	1,963	+43.4%	3,577	+44.4%
In the second quarter, Dupixent® (collaboration with Regeneron) sales increased 43.4% to €1,963 million. In the U.S., Dupixent® sales of €1,477 million (up 37.9%) were driven by continued strong demand in atopic dermatitis (AD) in adults, adolescents, and children aged 6 to 11 years, and continued uptake in asthma for patients aged 12 years and older and children aged 6 to 11 years, and chronic rhinosinusitis with nasal polyposis (CRSwNP). Dupixent® total prescriptions (TRx) increased 38% (year-over-year) and new-to-brand prescriptions (NBRx) grew 23%. In Europe, second-quarter Dupixent® sales grew 56.6% to €239 million reflecting continued growth in AD, asthma and CRSwNP. In the Rest of the World region second-quarter sales reached €247 million, up 65.3%. First-half Dupixent® sales reached €3,577 million, up 44.4%.
Neurology and Immunology

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Aubagio®	526	-2.2%	1,017	-4.4%
Lemtrada®	20	0.0%	45	0.0%
Kevzara®	77	+30.4%	172	+46.0%
Total Neurology and Immunology	623	+1.1%	1,234	+0.7%
In the second quarter and the first half, Neurology and Immunology sales grew 1.1% (to €623 million) and 0.7% respectively, driven by strong Kevzara® growth which was partially offset by lower Aubagio® sales.
Aubagio® sales decreased 2.2% in the second quarter to €526 million due to lower sales in the U.S. and in the Rest of the World region as a result of both competitive pressure and price, partially offset by growth in Europe.
Second-quarter Kevzara® (collaboration with Regeneron) sales increased 30.4% to €77 million due to a temporary increased global demand for IL-6 receptor blockers.
Rare Disease

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Myozyme® / Lumizyme®	252	-3.6%	487	-3.3%
Fabrazyme®	238	+9.3%	458	+5.8%
Cerezyme®	202	+18.8%	367	+5.5%
Cerdelga®	72	+11.5%	139	+7.3%
Aldurazyme®	64	+7.0%	133	+4.9%
Nexviazyme®	43	–	73	–
Others Rare Disease	20	-13.0%	38	-13.6%
Total Rare Disease	891	+11.6%	1,695	+6.7%
In the second quarter, Rare Disease sales increased 11.6% to €891 million driven by growth of the Gaucher, Fabry and Pompe franchises. Sales in the Rest of the World region benefitted from favorable purchasing patterns. First-half sales of Rare Disease increased 6.7% reflecting growth across all three geographic regions and across all core brands.
Second-quarter sales of the Pompe franchise (Myozyme®/Lumizyme® + Nexviazyme®) increased 12.0% to €295 million primarily from new patient accruals across the three regions, favorable purchasing patterns in the Rest of the World region and the ramp up of Nexviazyme®. Myozyme®/Lumizyme® sales decreased 3.6% to €252 million mainly reflecting the conversion to Nexviazyme® in the U.S. Sales of Nexviazyme® (which was launched in the U.S. in August 2021 and in Japan in November 2021) were €43 million in the second quarter (of which €37 million in the U.S.).
Sales of the Gaucher franchise (Cerezyme® + Cerdelga®) increased 16.8% (to €274 million) in the second quarter. Cerezyme® sales were up 18.8% to €202 million, driven by the Rest of the World region, reflecting favorable purchasing patterns. In parallel, Cerdelga® sales were up 11.5% driven by switches and new patient accruals.
Second-quarter Fabrazyme® sales increased 9.3% to €238 million driven mainly by growth in the three geographic regions.
XenpozymeTM (olipudase alfa) was launched in Japan in June as the first and only enzyme replacement therapy for the treatment of non-Central Nervous System (CNS) manifestations of Acid Sphingomyelinase.
Oncology

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Jevtana®	105	-15.8%	203	-20.8%
Sarclisa®	64	+52.5%	129	+67.6%
Fasturtec®	46	+7.7%	86	+8.1%
Libtayo®	47	+36.4%	88	+44.1%
Total Oncology	263	+8.0%	507	+7.4%
Second-quarter and first-half sales of Oncology increased 8.0% (to €263 million) and 7.4% respectively, mainly driven by Sarclisa® which offset the impact of Jevtana® generic competition in Europe.
Second-quarter Jevtana® sales decreased 15.8% to €105 million following the entry of generic competition in some European markets (down 73.3%) at the end of March 2021. In the U.S., sales were up 8.2%, where Jevtana® is currently covered by four Orange Book listed patents US 7,241,907, US 8,927,592, US 10,583,110 and US 10,716,777. Sanofi filed patent infringement suits under Hatch-Waxman against generic filers asserting the ‘110 patent, the ‘777 patent and the '592 patent in the US District Court for the District of Delaware. Sanofi has reached settlement agreements with some of the defendants and the suit against the remaining defendants is ongoing. A 3-day trial has been scheduled starting January 2023 and the remaining defendants have agreed not to launch any generic cabazitaxel product until the earlier of a district court decision in favor of the defendants or four months after the completion of the post-trial briefing. Jevtana® also received a regulatory data exclusivity related to the CARD clinical study which expires in December 2023.
Second-quarter Sarclisa® sales were €64 million, up 52.5% primarily driven by performance in the U.S. (€30 million, up 62.5%) and Japan.
Sanofi has restructured its immuno-oncology collaboration with Regeneron Pharmaceuticals by granting them the worldwide exclusive license rights of Libtayo®, under an amended and restated license and collaboration agreement transferring the rights to develop, commercialize, and manufacture Libtayo®. Sanofi will stop consolidating Libtayo® non-U.S. sales from the third quarter of 2022.

Rare Blood Disorders

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Eloctate®	153	-3.5%	291	-3.2%
Alprolix®	129	+16.0%	237	+9.0%
Cablivi®	51	+4.3%	97	+9.5%
EnjaymoTM	3	–	4	–
Total Rare Blood Disorders	336	+5.5%	629	+3.7%
In the second quarter, Rare Blood Disorders franchise sales increased 5.5% (€336 million), mainly reflecting Alprolix® growth partially offset by lower Eloctate® sales. First-half franchise sales were up 3.7% driven by Alprolix® and Cablivi®.
Eloctate® sales were €153 million in the second quarter, down 3.5% reflecting lower sales in the U.S. due to competitive environment and in the Rest of the World region.

Second-quarter Alprolix® sales were up 16.0% to €129 million driven by the U.S. as well as growth in the Rest of the World region.
Cablivi® sales increased by 4.3% to €51 million in the second quarter supported by growth in the U.S. Sales in Europe were stable at €24 million.
Second-quarter sales of Enjaymo™, the first approved treatment for patients with cold agglutinin disease (approved in the U.S. in February), were €3 million.
General Medicines
Second-quarter General Medicines sales decreased 4.1% to €3,597 million. Adjusted from portfolio streamlining and excluding EUROAPI2 third party sales (in the second quarter of 2022 and 2021), sales decreased 1.0% driven by sustained core assets performance. Second-quarter Industrial sales were €133 million, down 33.3% and reflected deconsolidation of EUROAPI third party sales from May 10.
First-half sales of General Medicines decreased 2.3% (and decreased 1.6% excluding portfolio streamlining). In the first half, core assets sales accounted for 43.6% of General Medicines sales compared with 40.2% for the same period of 2021.
Core assets

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Lovenox®*	337	-10.9%	714	-9.5%
Toujeo®	267	+2.4%	541	+4.4%
Plavix®	247	0.0%	508	0.0%
Praluent®	128	+147.9%	197	+79.8%
Thymoglobulin®	113	+12.0%	210	+12.8%
Multaq®	91	+2.5%	178	+7.9%
Mozobil®	66	+6.9%	124	+6.4%
Soliqua®	53	+4.3%	106	+10.0%
Rezurock®	43	–	84	–
Others	266	-3.5%	543	-0.8%
Total core assets	1,611	+6.0%	3,205	+5.3%
*Excluding Auto generics
In the second quarter, core assets3 sales increased 6.0% to €1,611 million, driven by the growth of Praluent® and Thymoglobulin® and the strong performance of Rezurock®, partially offset by lower sales of Lovenox®. In the first half, core assets sales increased 5.3% to €3,205 million sustained by double digit growth of Praluent®, Thymoglobulin® and Soliqua® as well as the contribution of Rezurock®.
Second-quarter Lovenox® sales decreased 10.9% to €337 million, reflecting the high base of comparison in 2021 due to a COVID-19 related demand and increased biosimilar penetration.
Second-quarter Toujeo® sales increased 2.4% to €267 million, reflecting growth in the U.S. and Europe partially offset by the anticipated implementation of the Volume Based Procurement (VBP) for insulins in China from May this year.
Sanofi participated in the VBP tender for basal insulin analogues in China in November and was among the bidding winners in Group A with Toujeo® and Lantus®. In 2022, Sanofi expects its glargine sales to decrease not more than 30% in China, benefiting from higher volumes at significantly lower prices. In China, second-quarter and first-half Toujeo®/Lantus® sales were €101 million (down 24,2%) and €294 million (down 5,3%), respectively.
Plavix® sales were stable in the second quarter at €247 million, reflecting consistent volume growth in China (sales were up 19.1% to €125 million) which offset lower sales in Europe and in Japan where the product was impacted by a mandatory price cut at the beginning of April.
Praluent® second-quarter sales were €128 million, up 147.9%. Praluent® sales in the U.S. are related to a gross to net true-up, as U.S. sales are now consolidated by Regeneron since the restructuring of the alliance. Excluding the U.S., second-quarter Praluent® sales were up 47.9% driven by performance in Europe and an accelerated ramp-up in China with the inclusion in the NDRL effective January 2022.
Multaq® second-quarter sales grew 2.5% to €91 million, reflecting growth in the U.S. and in the Rest of the World region.
2 EUROAPI third party sales were deconsolidated from May 10
3 Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets. Core assets include Toujeo, Soliqua, Praluent, Multaq, Lovenox, Plavix and others for total sales of €5.768 million in 2021

Second-quarter Soliqua® sales increased 4.3% to €53 million driven by growth in the Rest of World region (up 33.3%) which more than offset lower sales in the U.S.
Sales of Rezurock® were €43 million in the second quarter. Since launch more than 1000 patients have been treated with Rezurock® (25% of current addressable patient population) with excellent persistency rates. Rezurock® has a broad formulary coverage in the U.S. with around 80% of lives covered nationally.
Non-core assets

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Lantus®*	600	-12.1%	1,271	-6.7%
Aprovel®/Avapro®	120	+13.1%	245	+15.5%
Other non-core assets	1,133	-8.5%	2,320	-7.9%
Total non-core assets	1,853	-8.6%	3,836	-6.4%
In the second quarter, non-core assets sales decreased 8.6% to €1,853 million reflecting portfolio streamlining (-1.9 ppt), and VBP impact in China on Lantus® as well as on Eloxatin® and Taxotere® sales. In the first half, non-core assets sales decreased 6.4% and excluding portfolio streamlining decreased 4.8% (-1.6 ppt).
Lantus® sales were €600 million, down 12.1% in the second quarter. In the U.S., sales decreased 19.0%, impacted by the loss of formulary as well as by the overall erosion of the basal insulin market. In Rest of the World region, sales were down 8.2% reflecting the implementation of the insulin VBP in China starting in May this year.
Second-quarter Aprovel®/Avapro® sales were up 13.1% to €120 million driven by the Rest of the World region recovering from supply constraints last year.
Pharmaceuticals business operating income
In the second quarter, business operating income (BOI) of Pharmaceuticals increased 17.9% to €2,826 million (up 10.4% at CER). The ratio of BOI to net sales increased by 0.7 percentage points to 36.8% (37.0% at CER), reflecting an improvement of the gross margin ratio.
First-half business operating income of Pharmaceuticals increased 15.2% to €5,657 million (up 9.6% at CER). The ratio of BOI to net sales increased by 0.5 percentage points to 37.7% (37.9% at CER).

Vaccines

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	589	+7.9%	1,202	+9.1%
Meningitis vaccines (incl. Menactra®, MenQuadfi®)	153	-24.7%	265	-21.3%
Booster vaccines (incl. Adacel ®)	152	+32.1%	261	+18.4%
Travel and endemic vaccines	145	+83.8%	243	+73.7%
Influenza vaccines (incl. Fluzone® HD/ Efluelda®, Fluzone®, Flublok®, Vaxigrip®)	115	-5.9%	181	-10.7%
Other vaccines	24	+29.4%	46	+20.0%
Total Vaccines	1,178	+8.7%	2,198	+7.8%
Second-quarter and first-half Vaccines sales increased 8.7% (to €1,178 million) and 7.8%, respectively, driven by Polio/Pertussis/Hib vaccines sales as well as progressive recovery of Travel and Booster vaccines.
In the second quarter, Polio/Pertussis/Hib (PPH) vaccines sales increased 7.9% to €589 million sustained by Europe and the Rest of the World region which benefitted from strong growth of Pentaxim® in China due to market gains and some inventory building. In the U.S., PPH sales were impacted by growing market share of Vaxelis®. As a reminder, Vaxelis® in-market sales are not consolidated and the profits are shared equally between Sanofi and Merck.
Second-quarter Meningitis sales decreased 24.7% to €153 million, reflecting U.S CDC inventory fluctuation and lower sales in Latin America.
Booster vaccines sales increased 32.1% in the second quarter to €152 million, driven by progressive recovery in the U.S. and Europe following the COVID-19 pandemic .
Second-quarter Travel and endemic vaccines continued to recover with sales increased 83.8% to €145 million, reflecting growth across all geographies.
Influenza vaccines sales decreased 5.9% to €115 million in the second quarter, reflecting lower sales in the southern hemisphere impacted by unfavorable phasing, partially offset by a reversal of reserve for returns in Europe related to 2021 sales.

Vaccines business operating income
In the second quarter, business operating income (BOI) increased 26.5% (up 14.6% at CER) to €286 million compared to the same period of last year, reflecting strong sales growth despite higher R&D expenses related to Translate Bio and the mRNA center of excellence. BOI to net sales ratio was 24.3% (23.3% at CER) versus 22.1% for the same period of 2021.
In the first half of 2022, BOI of Vaccines decreased 2.5% (down 9.9% at CER) to €582 million reflecting the payment from Daiichi Sankyo recorded in the first quarter of 2021. The ratio of BOI to net sales was 26.5% (25.8% at CER) versus 30.8% in the first half of 2021, 24.7% excluding the payment from Daiichi Sankyo).

Consumer Healthcare

Net sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
Allergy	192	+16.2%	418	+13.4%
Cough & Cold	98	+74.5%	219	+96.4%
Pain Care	304	+5.8%	618	+13.8%
Digestive Wellness	336	+9.3%	661	+11.5%
Physical and Mental Wellness	142	+1.5%	296	+8,3%
Personal Care	149	+5.5%	279	+1.6%
Non-Core / Others	44	-29.0%	102	-22.3%
Total Consumer Healthcare	1,265	+9.1%	2,593	+13.1%
In the second quarter, Consumer Healthcare (CHC) sales increased 9.1% to €1,265 million sustained by double digit growth in Europe and Latin America. This performance was due to by the strong demand for Cough & Cold products driven by a strong season, including COVID-19, as well as the growth of the Digestive Wellness, Allergy and Pain Care categories. This global performance includes a positive price effect of 3.5 percentage points (ppt). The divestments of non-core products had a negative impact of 1.4 ppt in the second quarter. First-half CHC sales increased 13.1% due to the strong cough and cold season as well as growth in the Pain care, Digestive Wellness and Allergy categories which more than offset the divestments of non-core products (-1.0 ppt impact).
In the U.S., second-quarter CHC sales increased 3.1% to €335 million driven by double-digit growth of Allergy and single-digit growth of Personal Care categories partially offset by lower sales of Digestive Wellness.
In Europe, second-quarter CHC sales increased 17.9% to €375 million mainly reflecting strong growth of the Cough & Cold, Allergy and Digestive Wellness categories.
In Rest of World, second-quarter CHC sales increased 6.8% to €555 million, supported by growth in all main categories.

CHC business operating income
In the second quarter, business operating income (BOI) of CHC increased 25.5% (up 17.5% at CER) to €423 million. The ratio of BOI to net sales increased 2.5 percentage point to 33.4% (33.3% at CER) versus the prior year reflecting the strong sales growth. In the first half, BOI of CHC increased 39.4% (up 33.9% at CER) to €1,019 million due to strong sales growth and higher capital gains related to divestments of non-strategic assets. The ratio of BOI to net sales increased 6.1 percentage points to 39.3% (39.3% at CER).
Company sales by geographic region

Sanofi sales (€ million)	Q2 2022	Change at CER	H1 2022	Change at CER
United States	4,078	+12.7%	7,562	+12.4%
Europe	2,375	+5.7%	4,767	+6.2%
Rest of the World	3,663	+5.3%	7,461	+6.2%
of which China	798	+11.2%	1,699	+12.3%
of which Japan	403	+6.6%	836	+4.0%
of which Brazil	243	+4.1%	503	-3.5%
of which Russia	156	-14.1%	341	+10.3%
Total Sanofi sales	10,116	+8.1%	19,790	+8.4%
Second-quarter and first-half sales in the U.S. increased 12.7% (to €4,078 million) and 12.4%, respectively, supported by the strong performance of specialty care driven by Dupixent®.
In Europe second-quarter and first-half sales increased 5.7% (to €2,375 million) and 6.2%, respectively, mainly driven by Dupixent® performance as well as strong Vaccines and CHC growth.
In Rest of World second-quarter and first-half sales increased 5.3% (to €3,663 million) and 6.2% respectively, reflecting the performance of Specialty care driven by Dupixent® and growth of Vaccines and CHC sales. Sales in China increased 11.2% to €798 million mainly as a result of the growth of Dupixent®, Plavix® and Vaccines which was partially offset by the impact of VBP. In Japan, second-quarter sales increased 6.6% to €403 million driven by Dupixent® and Sarclisa® which more than offset lower sales of Plavix®. In Russia, after unprecedented stockpiling at pharmacy and patient level in the first quarter, second-quarter sales decreased 14.1% to 156 million. In March, Sanofi has stopped any new spending not related to the supply of its essential and life-changing medicines and vaccines in Russia. This includes all advertising and promotional spending.

R&D update at the end of the second quarter 2022

Regulatory update
•The U.S. Food and Drug Administration (FDA) has approved Dupixent® (dupilumab) 300 mg weekly to treat adults and adolescents aged 12 years and older with eosinophilic esophagitis (EoE). With this approval, Dupixent becomes the first and only medicine specifically indicated to treat EoE in the U.S.
•The FDA has approved Dupixent® for children aged 6 months to 5 years with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable.
•The EC has expanded the marketing authorization for Dupixent® in the European Union, for the treatment of children aged 6 to 11 years as an add-on maintenance treatment for severe asthma with type 2 inflammation characterized by raised blood eosinophils and/or raised fractional exhaled nitric oxide (FeNO), who are inadequately controlled with medium to high dose inhaled corticosteroids (ICS) plus another medicinal product for maintenance treatment.
•The FDA has accepted for priority review the supplemental Biologics License Application (sBLA) for Dupixent® to treat adults with prurigo nodularis (PN), a chronic inflammatory skin disease that causes extreme itch and skin lesions.
•The EC has approved Xenpozyme® (olipudase alfa) as the first and only enzyme replacement therapy for the treatment of non-Central Nervous System (CNS) manifestations of Acid Sphingomyelinase Deficiency (ASMD) in pediatric and adult patients with ASMD type A/B or ASMD type B. Given the urgent unmet medical needs of the ASMD community, the European Medicines Agency (EMA) granted Xenpozyme® PRIority MEdicines (PRIME) designation.
•The European Commission has granted marketing authorization for Nexviadyme® (avalglucosidase alfa), an enzyme replacement therapy (ERT) for the long-term treatment of both late-onset and infantile-onset Pompe disease, a rare, progressive and debilitating muscle disorder. Nexviadyme® is the first and only newly approved medicine for Pompe disease in Europe since 2006, when the European Commission authorized the marketing of alglucosidase alfa, branded Myozyme®. As a reminder, in November 2021, the Committee for Medicinal Products for Human Use (CHMP) issued an opinion not to grant New Active Substance (NAS) status to avalglucosidase alfa. In April 2022, the Committee for Orphan Medicinal Product (COMP) also recommended Nexviadyme® to be removed from the Community Register of Orphan Medicinal Products (OMP).

Portfolio update
Phase 3:
•The FDA has granted Breakthrough Therapy designation to efanesoctocog alfa (BIVV001) for the treatment of people with hemophilia A, a rare and life-threatening bleeding disorder, based on data from the pivotal XTEND-1 Phase 3 study. Sanofi and Sobi collaborate on the development and commercialization of efanesoctocog alfa.
•Latest results from the IKEMA clinical trial evaluating Sarclisa® (isatuximab), for patients with relapsed Multiple Myeloma, in combination with carfilzomib and dexamethasone (Kd), demonstrated a median progression free survival (mPFS) of 35.7 months, compared to 19.2 months in patients treated with Kd alone, as evaluated by an Independent Review Committee.
•Two studies evaluating the effect of venglustat for the treatment of Fabry Disease and Gaucher Disease Type 3 have started and enrolled their first participants.
•Results from a prespecified pooled analysis of nirsevimab pivotal Phase 3 MELODY and Phase 2b trials demonstrated an efficacy (relative risk reduction versus placebo) of 79.5% against medically attended Lower Respiratory Tract Infections (LRTI), caused by Respiratory Syncytial Virus (RSV) in infants born at term or preterm entering their first RSV season.
•In VAT08 Stage 2 trial, positive data from the Sanofi-GSK next-generation vaccine candidate, a bivalent vaccine containing D614 and Beta (B.1.351) strains, demonstrated an efficacy of 64.7% against symptomatic COVID-19 and 72% efficacy in Omicron-confirmed symptomatic cases in an environment of high Omicron variant circulation. In previously seropositive populations, it demonstrated an overall efficacy of 75.1% against symptomatic infection, and 93.2% in Omicron-confirmed symptomatic cases.
•The VAT02 Cohort 2 study of the Sanofi-GSK next-generation COVID-19 booster candidate, a monovalent formulation containing the Beta (B.1.351) variant, induced a significant boost in antibody titers above baseline against multiple variants of concern (15-fold increase against D614 parent virus, 30-fold increase against Beta strain, 40-fold increase against BA.1) in adults previously primed with mRNA COVID-19 vaccines.
•In parallel, the independent COVIBOOST (VAT013) study conducted by the Assistance Publique – Hôpitaux de Paris (AP-HP) demonstrated that, following primary vaccination with two doses of Pfizer-BioNTech’s Comirnaty vaccine, the Sanofi-GSK next-generation booster candidate generated a higher immune response than Pfizer-BioNTech’s booster or the Sanofi-GSK first-generation booster. Taken together with VAT08 Stage 2 study, these data strongly indicate the potential of Sanofi-GSK’s next-generation Beta-based booster to be a relevant response to public health needs.
•In May 2022, Sanofi informed investigators participating in the Phase 3 studies of tolebrutinib in multiple sclerosis (MS) and myasthenia gravis (MG) that a limited number of cases of drug-induced liver injury (DILI) had been identified with tolebrutinib exposure in those trials. The events occurred within three months of dosing, were detected with the existing liver monitoring and the majority were determined to have concurrent complications known historically to predispose to drug-induced liver injury. Importantly, the elevations of laboratory values used for monitoring liver injury were reversible after drug discontinuation for all cases. In the same month, study protocols were revised to increase the monitoring frequency, and to exclude patients with preexisting risk factors for hepatic dysfunction from enrolment. In late June, the FDA placed a partial clinical hold on the Phase 3 studies of tolebrutinib in MS and MG. As a result, new enrollment in the U.S. was paused, and participants in the U.S. who had been in the trial for fewer than 60 days had study drug suspended. Meanwhile, more than two-thousand previously enrolled patients around the globe are continuing to receive tolebrutinib treatment. In early July, the FDA provided written notification to Sanofi requesting information pertaining to additional analyses of clinical safety data and some preclinical data. Sanofi is confident in its efforts to provide the Agency with the requested information by end of September. After submission of the response, the FDA can take up to 30 days to render their decision on whether they agree to lift the partial clinical hold, which could occur as early as Q4. In the meantime, enrollment in the clinical program continues with the revised study protocols, including enhanced safety monitoring, in most countries. Close to 190 patients were enrolled since the updated protocols came into effect in May and those patients have shown no signs of liver injury to date. Sanofi expects to finalize the recruitment of the RRMS studies, GEMINI I and GEMINI II, by the end of the year. Sanofi is working closely with the independent data monitoring committee members and investigators around the world to evaluate the effectiveness of these safety measures. Based on tolebrutinib’s strong Ph2b efficacy data and risk mitigation measures, Sanofi remains confident in the future of tolebrutinib as a potentially transformative oral treatment option for people living with MS.
Phase 2:
•The study evaluating SAR445088 for the treatment of Antibody-mediated Rejection has started and enrolled its first participants.
•The study assessing the safety and efficacy of SAR443820 for the treatment of Amyotrophic Lateral Sclerosis has started enrollment.
•Positive results from the Phase 1/2 dose-finding study evaluating the safety, pharmacokinetics and clinical activity of rilzabrutinib in adults with heavily pre-treated Immune Thrombocytopenia (ITP) were published in the New England Journal of Medicine. Results demonstrate treatment with rilzabrutinib led to a rapid and durable increase in platelet count and support an acceptable safety profile.
•The study assessing the efficacy of the investigational miRNA-21 lamidersen (also known as SAR339375), in Alport Syndrome has been discontinued for failure to meet pre-defined futility criteria.
•The development of Dupixent® in Peanut Allergy has been discontinued.
Phase 1:
•The study assessing the safety and efficacy of SAR446309 (acquired with Amunix, and formerly known as AMX-818) alone and in combination with pembrolizumab in adult participants with locally advanced or metastatic HER2-expressing cancers has started enrollment.

With the war in Ukraine, Sanofi has adapted its clinical trial implementation in the region. The company decided to halt any new recruitment of patients for ongoing clinical trials in Russia and Belarus, though it will continue to treat patients already enrolled. In Ukraine, Sanofi is doing everything it can to support and supply patients currently enrolled in Sanofi-sponsored clinical trials, including transferring them within Ukraine or into neighboring countries. In anticipation of potential loss of data, Sanofi has activated new clinical sites and expanding patient enrollment in geographies not impacted by the war. This may lead to the planned primary completion dates of pivotal trials in Multiple Sclerosis and Chronic Obstructive Pulmonary Disease (COPD) to shift, previously communicated submission timelines remain unchanged.
An update of the R&D pipeline at as of June 30, 2022, is available on Sanofi’s website:
https://www.sanofi.com/en/science-and-innovation/research-and-development

Progress on implementation of the Corporate Social Responsibility strategy

Sanofi continues its progress to improve access to medicines
Sanofi’s Global Health Unit announces the establishment of a fund and the launch of Impact®
Sanofi Global Health announces the launch of Impact®, a new brand of standard of care medicines produced by Sanofi dedicated for nonprofit distribution to at-risk populations in the world’s most impoverished countries. The Impact® brand, which includes insulin, glibenclamide and oxaliplatin amonst others, will enable the secure distribution of 30 Sanofi medicines in 40 lower-income countries. Considered essential by the World Health Organization, the medicines cover a wide range of therapeutic areas, including diabetes, cardiovascular disease, tuberculosis, malaria and cancer.
The company also announces the establishment of an Impact fund that will support startup companies and other innovators that can deliver scalable solutions for sustainable healthcare in underserved regions. By providing inclusive businesses financing and technical assistance, the fund will complement the GHU mission of leveraging global, regional and local investment to support the training of healthcare professionals and aiding communities in running sustainable care systems.
Sanofi expands access for underserved communities in the U.S.
Uninsured people living with diabetes in the United States will be able to obtain Sanofi insulins (Lantus, Insulin Glargine U-100, Toujeo, Admelog, and Apidra) from Sanofi’s Insulins Valyou Savings Program with a valid prescription for a fixed price of $35 for a 30-day supply. This is an enhancement to the Insulins Valyou Savings Program. Previously, the program offered a 30-day supply of Sanofi insulins for $99 up to ten boxes of SoloStar pens and/or 10 mL vials or 5 boxes of Max SoloStar pens.
The Insulins Valyou Savings Program has helped thousands of people living with diabetes save on their prescription costs since its launch in 2018. In 2021, the Insulins Valyou Savings Program was used more than 97,000 times and provided more than $37 million in savings to people living with diabetes.
This update is intended to offer more savings to individuals participating in the program.

Sanofi joins Novartis’ Beacon of Hope program to address racial inequities in clinical trials, health and education
Sanofi is proud to announce a collaboration with the Beacon of Hope program to address the root causes of disparities in health and education and to create greater diversity, equity and inclusion across R&D in the pharmaceutical industry.
Racial and ethnic minorities have historically been marginalized in clinical research. Sanofi recognizes and supports the urgency to change this situation and help correct this disparity in clinical trial participation.
Launched in July 2021 as a $33.7 million commitment from Novartis and the Novartis U.S. Foundation, Beacon of Hope began as a 10-year collaboration with Morehouse School of Medicine and 26 other Historically Black Colleges and Universities, the Thurgood Marshall College Fund, Coursera, and the National Medical Association, to work together to increase diversity among clinical trial participants and investigators; improve access to high-quality education and promising jobs; address inherent bias in the data standards used to diagnose and treat disease; and find actionable solutions to environmental and climate issues that disproportionately affect health among communities of color.

Sanofi continues its progress to limit its impact on the environment
CO2 Scope 3 emissions reduction new target
As Sanofi’s ambitious strategy to minimize its environmental impacts including climate change delivers important progress, the company has decided to upgrade its greenhouse gas (GHG) emission reduction target on scope 3, pushing it from -14% initially to -30% by 2030 as part of its carbon neutrality by 2030 ambition.
Last Q3 2021, Sanofi has pledged to achieve carbon neutrality by 2030 across all operations and its entire value chain, as well as net zero greenhouse gas emissions by 2050, bringing the company target date forward by 20 years compared with its previous pledge made in 2015 after COP21 and the Paris Agreement. As part of this ambition, GHG reduction targets vs 2019 baseline were set at -55% by 2030 for operations (Scopes 1 & 2) and at -14% for the value chain (Scope 3). These goals were validated by the Science Based Target initiative (SBTi). Last May Sanofi submitted to SBTi the Net-Zero Target and the upgraded Scope 3 reduction target for validation.

Evolutive Vaccine Facility in Singapore: low energy intensity and 100% electrified by design
Building a path towards carbon neutrality is not only about facilities revamping or optimization but also about designing new factories with the lowest environmental footprint.
Our new vaccine facility in Singapore maximized its energy efficiency including energy recovery in all processes and is 100% electrified and with gas-boiler replaced by heat-pumps and energy recovery in all processes. All available surfaces are equipped with solar panels to generate renewable electricity. The remaining electricity supply will be sourced from renewable alternatives such as long-term power purchase agreements and renewable energy certificates, with the objective to source 100% renewable electricity by 2030, in line with Sanofi RE100 commitment.

ESG dashboard
In 2020, as Sanofi renewed its CSR ambitions, the Company reviewed and updated its portfolio of initiatives. Numbers shown below highlight the ongoing progress in the implementation of Sanofi’s integrated CSR strategy.
Data in YTD unless stated otherwise
Affordable access
Sanofi Global Health, a non-profit unit formed within the company in April 2021, aims to provide 30 of Sanofi's medicines across a wide range of therapeutic areas to patients in 40 of the lowest income countries. Beyond the products provided, Sanofi Global Health works on integrating programs that ensure optimal care management over time for patients.
Sanofi is also committed to helping 1,000 patients living with rare diseases who have no access to treatments and will donate 100,000 vials of medicine for their treatments each year. This continues Sanofi’s 30-year commitment to patients suffering from rare diseases, such as Fabry, Gaucher or Pompe diseases, for which access to treatment is often limited.
The third initiative on access is to develop a global access plan for all new products, making them available in selected relevant markets within two years of launch.

Affordable access
Sanofi Global Health
	Q1 2022	Q2 2022
Malaria	•1,024,170 patients treated •8 countries	•1,693,770 patients treated •10 countries
Tuberculosis	•35,094 patients treated •11 countries	•76,634 patients treated •13 countries
NCD	•46,300 patients treated •12 countries	•85,956 patients treated •21 countries
Rare disease vials donation
	Q1 2022	Q2 2022
# Patients treated	998	1,015
#Vials donated	22,682	51,370
Global access Plan
	Q1 2022	Q2 2022
# of access plan	Pilot phase and blueprint completed
R&D for unmet needs
Sanofi continues its efforts to fight polio and sleeping sickness, two of its legacy programs that address global health issues.
Sanofi has been involved in the fight against polio from the beginning and continues to play a critical role in the delivery of polio vaccines. The Company has also committed to collaborate with WHO to eliminate sleeping sickness by 2030.

Part of Sanofi’s R&D ambition is to develop innovative medicines to eliminate cancer deaths in children

R&D for unmet needs
Eradicate Polio
	Q1 2022	Q2 2022
# Inactivated Polio Vaccine (IPV) doses supplied	16 million IPV doses supplied to UNICEF for GAVI countries	27 million IPV doses supplied to UNICEF for GAVI countries
Sleeping sickness elimination
	FY 2020	FY 2021
# Patients tested	1.6 million	2 million
# Patients treated	663	805
Pediatric cancer treatment development
	Q1 2022	Q2 2022
# of assets identified	1 of the 2 assets in protocol preparation for clinical study	•1 asset in pre-clinical assessments •1 asset in protocol preparation for clinical study
Planet care
To contribute to better resource conservation, Sanofi plans to remove all plastic blister packs for its syringe vaccines by 2027. In addition, the company is committed to eco-designing all its new products by 2025. To reduce its greenhouse gas emissions by 55% by 2030, all Sanofi sites will use 100% electricity from renewable sources and the Company has set a target of a carbon-neutral for its car fleet, both by 2030.

Planet Care
Blister free vaccines
	Q1 2021	Q2 2022
% blister free syringe vaccines	29% of blister free vaccines produced	Data updated annually
Eco design
	Q1 2021	Q2 2022
# of Life Cycle Analysis (LCA)	4 LCAs completed & 1 in progress Eco-design digital solutions project launched	5 LCAs completed & 3 in progress Eco-design digital solutions project in progress
Scope 1 & 2 emissions
	Q1 2021	Q2 2022
GHG reduction vs 2019%	-26%	-27%
Renewable electricity
	Q1 2021	Q2 2022
% electricity consumption from renewable sources	60%[1]	60%
Eco car fleet
	Q1 2021	Q2 2022
% eco car fleet on total car fleet	28.7% eco-fleet	30.4% eco-fleet
1.Baseline recalculated following spin off of EUROAPI

In and beyond the workplace
As a global company, Sanofi is committed to ensuring that its leaders reflect the communities and patients it serves. The Company is committed to continue fostering an organization where all employees have equal opportunities to reach positions of responsibility within the company. Sanofi’s ambition is to have 40% of women in top executive roles and 50% of women in senior leadership roles by 2025. Sanofi is continuing its social and economic engagement in the communities it operates in. Finally, Sanofi is embedding its commitment to society in its leaders’ career development paths to strengthen the social impact of their decisions.

In and beyond the workplace
	Q1 2021	Q2 2022
Diverse Senior Leadership
% of women	35.1% of our executives 40.4% of our senior leaders were women	35.9% of our executives 41.1% of our senior leaders were women
Engagement with communities
	Q1 2021	Q2 2022
# volunteers	4,975 volunteers	1,998 volunteers
# hours	26,906 hours	12,687 hours
From Leaders to Citizens
	Q1 2021	Q2 2022
KPI	Roll out planned in 2022

ESG ratings
The continuous implementation of Sanofi’s social impact strategy has led in recent months to a range of positive updates of the company’s rank or grade in most of the ESG rankings.

Second-quarter and first-half 2022 financial results
Business Net Income4
In the second quarter of 2022, Sanofi generated net sales of €10,116 million, an increase of 15.7% (up 8.1% at CER). First-half net sales were €19,790 million up 14.2% (up 8.4% at CER).
Second-quarter other revenues increased 108,0% (up 85.0% at CER) to €626 million, including increased VaxServe sales of non-Sanofi products of €393 million (up 53.5 % at CER). In the first half, other revenues increased 68.6% (up 54.7% at CER) to €1,005 million, including VaxServe sales of non-Sanofi products of €679 million (up 35.0% at CER).
Second-quarter Gross Profit increased 21.1% (up 12.2% at CER) to €7,493 million. The gross margin ratio increased 3.3 percentage points to 74.1% versus the same period of 2021, reflecting strong improvement of the Pharmaceuticals gross margin ratio (which increased from 74.9% to 78.5%) driven by favorable product mix and efficiency gains. The Vaccines gross margin ratio increased to 59.3% from 56.5%. CHC gross margin ratio was 66.3%, up 0.3 percentage points. In the first half, the gross margin ratio increased 2.6 percentage point to 74.1% (73.6% at CER) driven by Pharmaceuticals combined with efficiency gains.
Research and Development (R&D) expenses were up 18.8% (up 12,8% at CER) to €1,658 million in the second quarter, reflecting increased expenses in pharmaceuticals priority assets development as well as in Vaccines. In the first half, R&D expenses increased 18.2% to €3,147 million (up 13.4% at CER).
Second-quarter selling general and administrative expenses (SG&A) increased 10.1% to €2,574 million. At CER, SG&A expenses were up 2.8%, reflecting increased commercial investments in Specialty Care growth drivers coupled with a strict control of expenses. In the second quarter, the ratio of SG&A to sales decreased 1.3 percentage points to 25.4% compared to the prior year. In the first half, SG&A expenses increased 9.3% to €4,953 million (up 3.5% at CER) and the ratio of SG&A to sales was 1.1 percentage point lower at 25.0% compared to the same period of 2021.
Second-quarter and first-half operating expenses were €4,232 million, (up 13.4% and 6.6% at CER) and €8,100 million (up 12.6% and 7.2% at CER).
Second-quarter other current operating income net of expenses was €-523 million versus €-198 million in the second quarter of 2021. Other current operating income net of expenses included an expense of €621 million (versus an expense of €307 million in the second quarter of 2021) corresponding to the share of profit to Regeneron of the monoclonal antibodies Alliance, reimbursement of development costs by Regeneron and the reimbursement of commercialization-related expenses incurred by Regeneron. In the second quarter, this line also included €24 million of net capital gains related to General Medicines portfolio streamlining compared to €47 million in the same period of 2021. In the first half of 2022, other current operating income net of expenses was €-788 million versus €-299 million in the same period of 2021 and included €256 million of net capital gains related to portfolio streamlining compared to €103 million in the same period of 2021. The first-half 2022 expense associated with the monoclonal antibodies Alliance with Regeneron was €1,098 million, which compared with €586 million in the same period of 2021 (see appendix 7 for further details).
The second-quarter and first-half share of profit from associates was €25 million and €55 million versus €17 million and €26 million in the same periods of 2021, respectively, and included the share of U.S profit related to VaxelisTM.
Second-quarter business operating income4 (BOI) increased 21.5% to €2,753 million. At CER, BOI increased 13.2%. The ratio of BOI to net sales increased 1.3 percentage points to 27.2% mainly reflecting gross margin ratio improvement. In the first half, business operating income was €5,818 million, up 18.7% (up 12.7% at CER). In the first half, €230 million of savings were generated of which €200 by Industrial Affairs and fully reinvested in key programs in R&D. In the first half, the ratio of business operating income to net sales increased 1.1 percentage points to 29.4% (29.4% at CER).
Net financial expenses were €-77 million and €-155 million in the second quarter and the first half of 2022, respectively, versus €-76 million and €-160 million in the same periods of 2021.
Second-quarter and first-half 2022 effective tax rate was 19.0% versus 21.0% in the prior year. Sanofi expects its effective tax rate to be around 19% in 2022.
Second-quarter business net income4 increased 25.4% to €2,170 million and increased 16.6% at CER. The ratio of business net income to net sales increased 1.7 percentage points to 21.5% versus the second quarter of 2021. In the first half of 2022, business net income increased 22.6% to €4,594 million and increased 16.3% at CER. The ratio of business net income to net sales increased 1.6 percentage points to 23.2% versus the same period of 2021.
4See Appendix 3 for 2022 second-quarter consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

In the second quarter of 2022, business earnings per share4 (EPS) was €1.73, up 25.4% on a reported basis (up 16.7% at CER). The average number of shares outstanding was 1,250.8 million versus 1,251.3 million in second quarter of 2021. In the first half of 2022, business earnings per share8 was €3.68, up 22.7% on a reported basis and up 16.3% at CER. The average number of shares outstanding was 1,250.0 million versus 1,250.3 million in the first half of 2021.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In the first half of 2022, the IFRS net income was €3,184 million. The main items excluded from the business net income were:
•An amortization charge of €910 million related to fair value remeasurement on intangible assets of acquired companies (primarily Genzyme: €273 million, Bioverativ: €181 million, Boehringer Ingelheim CHC business: €95 million, Ablynx: €84 million and Kadmon: €77 million and to acquired intangible assets (licenses/products: €57 million). These items have no cash impact on the Company.
•An impairment of intangible assets of €87 million.
•Restructuring costs and similar items of €792 million related to streamlining initiatives.
•A €573 million tax effect arising from the items listed above, mainly comprising €218 million of deferred taxes generated by amortization and impairments of intangible assets and €199 million associated with restructuring costs and similar items (see Appendix 4).

EUROAPI spin-off impact on Sanofi IFRS accounts

The line “Other gains and losses, Litigations” includes EUROAPI pre-tax deconsolidation gain of €10 million following distribution in kind of EUROAPI shares on May 10 2022.
At that date, Sanofi lost control ceasing consolidating EUROAPI. Sanofi derecognized 100% of EUROAPI net book value assets €1 227 million including goodwill. Other impacts are:
•an equity reduction of an amount of €793 million corresponding to the fair value of the distribution in kind measured at the EUROAPI market share price observed on Euronext at that date,
•the cash-in on June 17, 2022 from the 12% of the share capital of EUROAPI acquired by the French State, through its French Tech Sovereignty fund, EPIC BPIFrance, for a amount of €150 million,
•the retained interest in EUROAPI measured at fair value for an amount of €413 million.
The “Tax income” line includes €102 million gain following EUROAPI transaction.

Capital Allocation
In the first half of 2022, free cash flow before restructuring, acquisitions and disposals decreased by 17.6% to €3,735 million, after net changes in working capital (€-710 million) and capital expenditures (€-696 million). After acquisitions5 (€-419 million), proceeds from disposals5 (€541 million) and payments related to restructuring and similar items (-€615 million), free cash flow6 decreased 3.3% to €3,242 million. After the acquisition of Amunix (-€875 million), the dividend paid by Sanofi (-€4,168 million), net debt increased from €9,983 million at December 31, 2021 to €12,190 million at June 30, 2022 (amount net of €6,899 million cash and cash equivalents).

5 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
6 non-GAAP financial measure (definition in Appendix 9).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

Appendix 1:	Second-quarter and first-half 2022 sales by GBU, franchise, geographic region and product
Appendix 2:	Second-quarter and first-half 2022 business net income statement
Appendix 3:	Second-quarter and first-half 2022 consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6:	Simplified consolidated balance sheet
Appendix 7:	Other current operating income net of expenses – Regeneron Alliances
Appendix 8:	Currency sensitivity
Appendix 9:	Definitions of non-GAAP financial indicators

Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com
Chrystel Baude | + 33 6 70 98 70 59 | chrystel.baude@sanofi.com
Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com
Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com
Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com
Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations
Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Appendix 1: 2022 second-quarter and first-half net sales by GBU, franchise, geographic region and product

Q2 2022 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	1,963	+43.4%	+57.9%	1,477	+37.9%	239	+56.6%	247	+65.3%
Aubagio	526	-2.2%	+6.5%	360	-2.8%	137	+3.0%	29	-17.1%
Lemtrada	20	0.0%	+5.3%	8	-30.0%	6	0.0%	6	+100.0%
Kevzara	77	+30.4%	+37.5%	40	+40.0%	25	+25.0%	12	+18.2%
Neurology & Immunology	623	+1.1%	+9.5%	408	-0.6%	168	+5.7%	47	-2.0%
Cerezyme	202	+18.8%	+22.4%	49	0.0%	66	+8.2%	87	+42.6%
Cerdelga	72	+11.5%	+18.0%	39	+9.4%	28	+12.0%	5	+25.0%
Myozyme	252	-3.6%	+1.6%	81	-21.7%	103	+1.0%	68	+18.5%
Nexviazyme	43	+3900.0%	+4200.0%	37	0.0%	2	+100.0%	4	0.0%
Fabrazyme	238	+9.3%	+16.7%	116	+6.2%	58	+7.4%	64	+17.0%
Aldurazyme	64	+7.0%	+12.3%	16	0.0%	21	+10.0%	27	+8.7%
Rare Disease	891	+11.6%	+17.4%	338	+7.6%	279	+6.5%	274	+22.9%
Jevtana	105	-15.8%	-7.9%	74	+8.2%	8	-73.3%	23	-4.3%
Fasturtec	46	+7.7%	+17.9%	30	+18.2%	12	+9.1%	4	-33.3%
Libtayo	47	+36.4%	+42.4%	—	0.0%	36	+38.5%	11	+28.6%
Sarclisa	64	+52.5%	+60.0%	30	+62.5%	16	+14.3%	18	+90.0%
Oncology	263	+8.0%	+16.4%	134	+19.2%	72	-11.1%	57	+17.4%
Alprolix	129	+16.0%	+29.0%	106	+12.0%	—	0.0%	23	+35.3%
Eloctate	153	-3.5%	+6.3%	124	-3.5%	—	0.0%	29	-3.2%
Cablivi	51	+4.3%	+10.9%	26	+9.5%	24	0.0%	1	0.0%
Rare Blood Disorder	336	+5.5%	+15.9%	259	+5.1%	24	0.0%	53	+10.4%
Specialty Care	4,076	+21.6%	+32.0%	2,616	+21.4%	782	+15.2%	678	+30.9%

Lovenox	337	-10.9%	-8.2%	2	-50.0%	168	-7.7%	167	-13.7%
Toujeo	267	+2.4%	+8.1%	70	+5.2%	107	+6.9%	90	-4.5%
Plavix	247	0.0%	+5.6%	2	-33.3%	26	-16.1%	219	+3.0%
Multaq	91	+2.5%	+15.2%	82	+2.9%	4	-33.3%	5	+66.7%
Thymoglobulin	113	+12.0%	+22.8%	65	+3.6%	9	+12.5%	39	+27.6%
Mozobil	66	+6.9%	+13.8%	40	+9.4%	16	+6.7%	10	0.0%
Praluent	128	+147.9%	+166.7%	55	0.0%	55	+41.0%	18	+77.8%
Soliqua/iGlarLixi	53	+4.3%	+15.2%	26	-11.1%	7	+14.3%	20	+33.3%
Rezurock	43	0.0%	0.0%	43	0.0%	—	0.0%	—	0.0%
Others core assets	266	-3.5%	+3.5%	47	-35.8%	87	-2.2%	132	+17.0%
Core Assets	1,611	+6.0%	+12.8%	432	+21.3%	479	+0.6%	700	+2.4%
Lantus	600	-12.1%	-5.8%	217	-19.0%	111	-7.4%	272	-8.2%
Aprovel	120	+13.1%	+21.2%	2	+100.0%	21	-12.5%	97	+20.3%
Others non-core assets	1,133	-8.5%	-4.8%	101	-10.1%	293	-11.3%	739	-7.1%
Non-Core Assets	1,853	-8.6%	-3.8%	320	-16.0%	425	-10.4%	1,108	-5.5%
Industrial Sales	133	-33.3%	-30.7%	3	-84.6%	126	-30.7%	4	0.0%
General Medicines	3,597	-4.1%	+1.4%	755	+0.3%	1,030	-8.9%	1,812	-2.6%

Pharmaceuticals	7,673	+7.9%	+15.7%	3,371	+16.0%	1,812	+0.1%	2,490	+4.9%

Polio / Pertussis / Hib	589	+7.9%	+13.3%	99	-17.0%	83	+23.9%	407	+12.4%
Booster Vaccines	152	+32.1%	+43.4%	91	+24.6%	43	+34.4%	18	+77.8%
Meningitis	153	-24.7%	-17.7%	109	-26.7%	4	+300.0%	40	-25.9%
Influenza Vaccines	115	-5.9%	-3.4%	—	0.0%	33	+266.7%	82	-28.2%
Travel and Endemic Vaccines	145	+83.8%	+95.9%	51	+100.0%	25	+200.0%	69	+54.5%
Vaccines	1,178	+8.7%	+15.3%	372	-3.5%	188	+59.8%	618	+5.5%

Allergy	192	+16.2%	+29.7%	118	+11.7%	20	+25.0%	54	+23.7%
Cough and Cold	98	+74.5%	+78.2%	—	0.0%	56	+166.7%	42	+17.6%
Pain Care	304	+5.8%	+10.5%	57	-2.0%	138	+7.8%	109	+7.3%
Digestive Wellness	336	+9.3%	+15.9%	33	-19.4%	112	+18.9%	191	+10.1%
Physical Wellness	85	+2.6%	+9.0%	—	0.0%	5	0.0%	80	+2.7%
Mental Wellness	57	0.0%	+5.6%	12	-8.3%	26	0.0%	19	+6.3%
Personal Care	149	+5.5%	+17.3%	113	+6.3%	—	-100.0%	36	+6.5%
Non-Core / Others	44	-29.0%	-29.0%	2	-100.0%	18	-33.3%	24	-27.8%
Consumer Healthcare	1,265	+9.1%	+16.2%	335	+3.1%	375	+17.9%	555	+6.8%

Company	10,116	+8.1%	+15.7%	4,078	+12.7%	2,375	+5.7%	3,663	+5.3%

First half 2022 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	3,577	+44.4%	+56.2%	2,653	+38.0%	450	+55.0%	474	+75.5%
Aubagio	1,017	-4.4%	+2.3%	689	-6.3%	269	+1.5%	59	-9.4%
Lemtrada	45	0.0%	+4.7%	19	-15.0%	12	+9.1%	14	+16.7%
Kevzara	172	+46.0%	+52.2%	90	+64.0%	53	+29.3%	29	+36.4%
Neurology & Immunology	1,234	+0.7%	+7.3%	798	-1.8%	334	+5.4%	102	+4.1%
Cerezyme	367	+5.5%	+7.0%	94	+2.4%	126	+1.6%	147	+11.0%
Cerdelga	139	+7.3%	+13.0%	75	+6.3%	55	+7.8%	9	+12.5%
Myozyme	487	-3.3%	+0.8%	163	-17.8%	206	+2.5%	118	+10.7%
Nexviazyme	73	+6700.0%	+7200.0%	63	0.0%	3	+200.0%	7	0.0%
Fabrazyme	458	+5.8%	+11.2%	221	+5.3%	116	+4.5%	121	+8.1%
Aldurazyme	133	+4.9%	+8.1%	29	0.0%	45	+4.7%	59	+7.4%
Rare Disease	1,695	+6.7%	+10.9%	645	+7.4%	553	+4.2%	497	+9.0%
Jevtana	203	-20.8%	-15.4%	142	+8.4%	19	-74.7%	42	-8.7%
Fasturtec	86	+8.1%	+16.2%	54	+14.0%	24	+9.1%	8	-22.2%
Libtayo	88	+44.1%	+49.2%	—	0.0%	70	+43.8%	18	+45.5%
Sarclisa	129	+67.6%	+74.3%	55	+78.6%	38	+40.7%	36	+89.5%
Oncology	507	+7.4%	+13.4%	251	+20.0%	151	-12.8%	105	+20.0%
Alprolix	237	+9.0%	+18.5%	198	+10.5%	—	0.0%	39	+2.6%
Eloctate	291	-3.2%	+4.7%	232	-2.8%	—	0.0%	59	-4.8%
Cablivi	97	+9.5%	+15.5%	48	+2.3%	47	+17.5%	2	0.0%
Rare Blood Disorder	629	+3.7%	+11.9%	482	+3.8%	47	+17.5%	100	-2.0%
Specialty Care	7,642	+19.8%	+27.8%	4,829	+20.4%	1,535	+13.6%	1,278	+25.7%

Lovenox	714	-9.5%	-7.0%	7	-60.0%	353	-4.1%	354	-12.7%
Toujeo	541	+4.4%	+8.2%	128	-4.2%	211	+8.2%	202	+5.9%
Plavix	508	0.0%	+4.7%	5	-20.0%	52	-13.3%	451	+2.1%
Multaq	178	+7.9%	+17.9%	160	+9.8%	9	-25.0%	9	+28.6%
Thymoglobulin	210	+12.8%	+22.1%	121	+7.9%	17	+6.3%	72	+23.6%
Mozobil	124	+6.4%	+12.7%	71	+6.7%	31	+6.9%	22	+4.8%
Praluent	197	+79.8%	+89.4%	55	+860.0%	108	+42.7%	34	+33.3%
Soliqua/iGlarLixi	106	+10.0%	+17.8%	56	-3.8%	15	+7.1%	35	+43.5%
Rezurock	84	0.0%	0.0%	84	0.0%	—	0.0%	—	0.0%
Others core assets	543	-0.8%	+4.0%	86	-36.6%	182	+4.0%	275	+15.2%
Core Assets	3,205	+5.3%	+10.4%	773	+13.4%	978	+3.5%	1,454	+2.9%
Lantus	1,271	-6.7%	-1.4%	425	-10.3%	223	-9.3%	623	-3.3%
Aprovel	245	+15.5%	+22.5%	3	0.0%	42	-10.6%	200	+24.0%
Others non-core assets	2,320	-7.9%	-5.2%	196	-6.3%	593	-10.1%	1,531	-7.3%
Non-Core Assets	3,836	-6.4%	-2.5%	624	-9.0%	858	-9.9%	2,354	-4.2%
Industrial Sales	316	-18.9%	-16.8%	13	-54.2%	294	-13.7%	9	-61.9%
General Medicines	7,357	-2.3%	+1.9%	1,410	+1.0%	2,130	-4.8%	3,817	-2.0%

Pharmaceuticals	14,999	+7.7%	+13.7%	6,239	+15.4%	3,665	+2.1%	5,095	+3.9%

Polio / Pertussis / Hib	1,202	+9.1%	+14.2%	224	-15.4%	161	+11.0%	817	+17.5%
Booster Vaccines	261	+18.4%	+26.7%	144	+15.0%	74	+12.1%	43	+48.1%
Meningitis	265	-21.3%	-15.6%	185	-19.3%	6	+500.0%	74	-30.2%
Influenza Vaccines	181	-10.7%	-7.7%	12	0.0%	37	+105.6%	132	-28.7%
Travel and Endemic Vaccines	243	+73.7%	+82.7%	74	+83.3%	42	+215.4%	127	+47.6%
Vaccines	2,198	+7.8%	+13.5%	678	-2.1%	321	+31.1%	1,199	+8.2%

Allergy	418	+13.4%	+21.9%	249	+13.5%	37	+8.8%	132	+14.7%
Cough and Cold	219	+96.4%	+99.1%	—	0.0%	122	+165.2%	97	+46.9%
Pain Care	618	+13.8%	+17.0%	103	+2.2%	289	+15.6%	226	+17.1%
Digestive Wellness	661	+11.5%	+15.4%	62	-8.2%	224	+12.0%	375	+15.1%
Physical Wellness	173	+5.0%	+8.8%	—	0.0%	11	-15.4%	162	+6.8%
Mental Wellness	123	+13.1%	+15.0%	24	-4.3%	60	+9.1%	39	+34.5%
Personal Care	279	+1.6%	+10.7%	209	-0.5%	1	-50.0%	69	+10.2%
Non-Core / Others	102	-22.3%	-21.5%	(2)	-175.0%	37	-32.1%	67	-6.8%
Consumer Healthcare	2,593	+13.1%	+17.8%	645	+2.6%	781	+19.4%	1,167	+14.9%

Company	19,790	+8.4%	+14.2%	7,562	+12.4%	4,767	+6.2%	7,461	+6.2%

Appendix 2: Business net income statement

Second quarter 2022	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	Q2 2022	Q2 2021 (2)	Change	Q2 2022	Q2 2021 (2)	Change	Q2 2022	Q2 2021 (2)	Change	Q2 2022	Q2 2021 (2)	Change	Q2 2022	Q2 2021 (2)	Change
Net sales	7,673	6,633	15.7%	1,178	1,022	15.3%	1,265	1,089	16.2%	—	—	—%	10,116	8,744	15.7%
Other revenues	191	58	229,3%	418	230	81,7%	16	13	23.1%	1	—	—%	626	301	108,0%
Cost of Sales	(1,844)	(1,725)	6,9%	(897)	(675)	32,9%	(442)	(383)	15.4%	(66)	(75)	(12.0)%	(3,249)	(2,858)	13.7%
As % of net sales	(24,0%)	(26.0)%		(76,1%)	(66.0)%		(34.9)%	(35.2)%					(32,1%)	(32.7)%
Gross Profit	6,020	4,966	21.2%	699	577	21.1%	839	719	16.7%	(65)	(75)	(13.3)%	7,493	6,187	21.1%
As % of net sales	78.5%	74.9%		59.3%	56.5%		66.3%	66.0%					74.1%	70.8%
Research and development expenses	(1,277)	(1,061)	20.4%	(227)	(171)	32.7%	(45)	(41)	9.8%	(109)	(123)	(11.4)%	(1,658)	(1,396)	18.8%
As % of net sales	(16.6)%	(16.0)%		(19.3)%	(16.7)%		(3.6)%	(3.8)%					(16.4)%	(16.0)%
Selling and general expenses	(1,440)	(1,293)	11.4%	(197)	(189)	4.2%	(370)	(356)	3.9%	(567)	(499)	13.6%	(2,574)	(2,337)	10.1%
As % of net sales	(18.8)%	(19.5)%		(16.7)%	(18.5)%		(29.2)%	(32.7)%					(25.4)%	(26.7)%
Other current operating income/expenses	(475)	(213)		2	—		(9)	13		(41)	2		(523)	(198)
Share of profit/loss of associates* and joint ventures	8	6		9	9		8	2		—	—		25	17
Net income attributable to non controlling interests	(10)	(8)		—	—		—	—		—	—		(10)	(8)
Business operating income	2,826	2,397	17.9%	286	226	26.5%	423	337	25.5%	(782)	(695)	12.5%	2,753	2,265	21.5%
As % of net sales	36.8%	36.1%		24.3%	22.1%		33.4%	30.9%					27.2%	25.9%

				Financial income and expenses									(77)	(76)
				Income tax expenses									(506)	(458)
				Tax rate**									19.0%	21.0%
				Business net income									2,170	1,731	25.4%
				As % of net sales									21.5%	19.8%

				Business earnings / share(in euros)***									1.73	1.38	25.4%
* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,250.8 million in the second quarter of 2022 and 1,251.3 million in the second quarter of 2021.

(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).
(2)Includes the impacts of the IFRIC final agenda decision of April 2021 on the attribution of benefits to periods of service.

Appendix 2: Business net income statement

Half Year 2022	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	6M 2022	6M 2021 (2)	Change	6M 2022	6M 2021 (2)	Change	6M 2022	6M 2021 (2)	Change	6M 2022	6M 2021 (2)	Change	6M 2022	6M 2021 (2)	Change
Net sales	14,999	13,196	13.7%	2,198	1,937	13.5%	2,593	2,202	17.8%	—	—	—%	19,790	17,335	14.2%
Other revenues	266	108	146.3%	707	461	53.4%	30	27	11.1%	2	—	—%	1,005	596	68.6%
Cost of Sales	(3,539)	(3,404)	4.0%	(1,578)	(1,254)	25.8%	(890)	(753)	18.2%	(120)	(131)	(8.4)%	(6,127)	(5,542)	10.6%
As % of net sales	(23.6)%	(25.8)%		(71.8)%	(64.7)%		(34.3)%	(34.2)%					(31.0)%	(32.0)%
Gross Profit	11,726	9,900	18.4%	1,327	1,144	16.0%	1,733	1,476	17.4%	(118)	(131)	(9.9)%	14,668	12,389	18.4%
As % of net sales	78.2%	75.0%		60.4%	59.1%		66.8%	67.0%					74.1%	71.5%
Research and development expenses	(2,442)	(2,040)	19.7%	(412)	(316)	30.4%	(81)	(69)	17.4%	(212)	(238)	(10.9)%	(3,147)	(2,663)	18.2%
As % of net sales	(16.3)%	(15.5)%		(18.7)%	(16.3)%		(3.1)%	(3.1)%					(15.9)%	(15.4)%
Selling and general expenses	(2,748)	(2,481)	10.8%	(367)	(359)	2.2%	(752)	(700)	7.4%	(1,086)	(991)	9.6%	(4,953)	(4,531)	9.3%
As % of net sales	(18.3)%	(18.8)%		(16.7)%	(18.5)%		(29.0)%	(31.8)%					(25.0)%	(26.1)%
Other current operating income/expenses	(886)	(465)		9	120		113	23		(24)	23		(788)	(299)
Share of profit/loss of associates* and joint ventures	22	13		25	8		8	5		—	—		55	26
Net income attributable to non controlling interests	(15)	(16)		—	—		(2)	(4)		—	—		(17)	(20)
Business operating income	5,657	4,911	15.2%	582	597	-2.5%	1,019	731	39.4%	(1,440)	(1,337)	7.7%	5,818	4,902	18.7%
As % of net sales	37.7%	37.2%		26.5%	30.8%		39.3%	33.2%					29.4%	28.3%

							Financial income and expenses						(155)	(160)
							Income tax expenses						(1,069)	(995)
							Tax rate**						19.0%	21.0%
							Business net income						4,594	3,747	22.6%
							As % of net sales						23.2%	21.6%

							Business earnings / share(in euros)***						3.68	3.00	22.7%

* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,250.0 million in the first semester of 2022 and 1,250.3 million in the first semester of 2021.

(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).
(2)Includes the impacts of the IFRIC final agenda decision of April 2021 on the attribution of benefits to periods of service.

Appendix 3: Consolidated income statements

€ million	Q2 2022	Q2 2021 (1)	HY 2022	HY 2021 (1)
Net sales	10,116	8,744	19,790	17,335
Other revenues	626	301	1,005	596
Cost of sales	(3,250)	(2,858)	(6,130)	(5,542)
Gross profit	7,492	6,187	14,665	12,389
Research and development expenses	(1,658)	(1,396)	(3,147)	(2,663)
Selling and general expenses	(2,574)	(2,337)	(4,953)	(4,531)
Other operating income	26	143	416	410
Other operating expenses	(549)	(341)	(1,204)	(709)
Amortization of intangible assets	(461)	(386)	(910)	(775)
Impairment of intangible assets	(82)	(176)	(87)	(178)
Fair value remeasurement of contingent consideration	(21)	32	(17)	(4)
Restructuring costs and similar items	(617)	(187)	(792)	(343)
Other gains and losses, and litigation	(124)	—	(142)	—
Operating income	1,432	1,539	3,829	3,596
Financial expenses	(101)	(89)	(189)	(188)
Financial income	24	14	34	28
Income before tax and associates and joint ventures	1,355	1,463	3,674	3,436
Income tax expense	(163)	(274)	(495)	(678)
Share of profit/(loss) of associates and joint ventures	28	17	58	26
Net income	1,220	1,206	3,237	2,784
Net income attributable to non-controlling interests	45	8	53	20
Net income attributable to equity holders of Sanofi	1,175	1,198	3,184	2,764
Average number of shares outstanding (million)	1,250.8	1,251.3	1,250.0	1,250.3
IFRS Earnings per share (in euros)	0.94	0.96	2.55	2.21
(1)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service.

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q2 2022	Q2 2021 (1)	HY 2022	HY 2021 (1)
Net income attributable to equity holders of Sanofi	1,175	1,198	3,184	2,764
Amortization of intangible assets (2)	461	386	910	775
Impairment of intangible assets	82	176	87	178
Fair value remeasurement of contingent consideration	21	(32)	17	4
Expenses arising from the impact of acquisitions on inventories	—	—	3	—
Restructuring costs and similar items	617	187	792	343
Other gains and losses, and litigation	124	—	142	—
Tax effect of the items listed above:	(341)	(183)	(573)	(316)
Amortization and impairment of intangible assets	(122)	(140)	(218)	(230)
Fair value remeasurement of contingent consideration	(11)	4	(18)	3
Restructuring costs and similar items	(153)	(47)	(199)	(89)
Other tax effects	(55)	—	(138)	—
Other items	31	(1)	32	(1)
Business net income	2,170	1,731	4,594	3,747
IFRS earnings per share (3) (in euros)	0.94	0.96	2.55	2.21

(1) Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service.
(2)Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €428 million in the second quarter of 2022 and €367 million in the second quarter of 2021.
(3)Q2: based on an average number of shares outstanding of 1,250.8 million in the second quarter of 2022 and 1,251.3 million in the second quarter of 2021.
    HY: based on an average number of shares outstanding of 1,250.0 million in the first semester of 2022 and 1,250.3 million in the first semester of
2021.

Appendix 5: Change in net debt

€ million	H1 2022	H1 2021	(1)
Business net income	4,594	3,747
Depreciation & amortization & impairment of property, plant and equipment and software	771	708
Other items	(224)	142
Operating cash flow	5,141	4,597
Changes in Working Capital	(710)	611
Acquisitions of property, plant and equipment and software	(696)	(673)
Free cash flow before restructuring, acquisitions and disposals	3,735	4,535
Acquisitions of intangibles assets, investments and other long-term financial assets (2)	(419)	(902)
Restructuring costs and similar items paid	(615)	(526)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (2)	541	247
Free cash flow	3,242	3,354
Acquisitions of investments in consolidated undertakings including assumed debt (3)	(941)	(984)
Proceeds from disposals of assets net of taxes (3)	101	—
Issuance of Sanofi shares	40	23
Acquisition of treasury shares	(360)	(140)
Dividends paid to shareholders of Sanofi	(4,168)	(4,008)
Other items	(121)	78
Change in net debt	(2,207)	(1,677)
Beginning of period	9,983	8,790
Closing of net debt	12,190	10,467
(1)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service.
(2)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(3)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	June 30, 2022	December 31, 2021	Liabilities & equity (€ million)	June 30, 2022	December 31, 2021
			Equity attributable to equity holders of Sanofi	70,951	68,681
			Equity attributable to non-controlling interests	353	350
			Total equity	71,304	69,031
			Long-term debt	15,942	17,123
Property, plant and equipment - Owned Assets	9,767	10,028	Non-current lease liabilities	2,001	1,839
Right-of-use assets	1,875	1,948	Non-current liabilities related to business combinations and to non-controlling interests	742	577
Intangible assets (including goodwill)	72,533	69,463	Non-current provisions and other non-current liabilities	6,181	6,721
Non-current income tax assets	187	175	Non-current income tax liabilities	2,029	2,039
Non-current financial assets & investments in associates and deferred tax assets	8,818	7,975	Deferred tax liabilities	1,550	1,617
Non-current assets	93,180	89,589	Non-current liabilities	28,445	29,916
			Accounts payable & Other current liabilities	18,233	17,397
			Current liabilities related to business combinations and to non-controlling interests	90	137
Inventories, accounts receivable and other current assets	20,923	19,854	Current income tax liabilities	443	309
Current income tax assets	538	612	Current lease liabilities	231	269
Cash and cash equivalents	6,899	10,098	Short-term debt and current portion of long-term debt	3,063	3,183
Current assets	28,360	30,564	Current liabilities	22,060	21,295
Assets held for sale or exchange	286	89	Liabilities related to assets held for sale or exchange	17	0
Total assets	121,826	120,242	Total equity and liabilities	121,826	120,242

Appendix 7: Other current operating income net of expenses – Regeneron Alliances

€ million	H1 2022	H1 2021
Monoclonal Antibodies Alliance
Income & Expense related to profit/loss sharing	(979)	(521)
Additional share of profit paid by Regeneron related to development costs	97	51
Regeneron commercial operating expenses reimbursement	(216)	(116)
Total: Monoclonal Antibody Alliance	(1,098)	(586)
Immuno-Oncology Alliance
Total Immuno-Oncology Alliance	36	37
Other Regeneron
Total others related to Regeneron (mainly Zaltrap®)	(6)	(6)
Total Regeneron Alliances	(1,068)	(555)

Appendix 8: Currency sensitivity
2022 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.14
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.02
Currency exposure on Q2 2022 sales

Currency	Q2 2022
US $	41.4%
Euro €	20.4%
Chinese Yuan	7.3%
Japanese Yen	3.9%
Brazilian Real	2.2%
Mexican pesos	1.7%
Australian $	1.5%
Russian ruble	1.4%
Canadian $	1.3%
British Pound	1.3%
Others	17.6%
Currency average rates

	Q2 2021	Q2 2022	Change
€/$	1.21	1.07	-11.7%
€/Yen	131.91	138.14	+4.7%
€/Yuan	7.79	7.06	-9.4%
€/Real	6.39	5.24	-18.0%
€/Ruble	89.49	71.40	-20.2%

Appendix 9: Definitions of non-GAAP financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the second quarter and the first half of 2022

€ million	Q2 2022	H1 2022
Net sales	10,116	19,790
Effect of exchange rates	661	1,002
Company sales at constant exchange rates	9,455	18,788
Business net income
Sanofi publishes a key non-GAAP indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories
•other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•tax effects related to the items listed above as well as effects of major tax disputes,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.19. and B.20. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	H1 2022	H1 2021 (2)
Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	3,825	4,727
Acquisition of property, plant and equipment and software	(696)	(673)
Acquisitions of intangibles assets, investments and other long-term financial assets(3)	(419)	(902)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(3)	541	247
Repayment of lease liabilities	(137)	(106)
Others	128	61
Free cash flow(4)	3,242	3,354
1 Most directly comparable IFRS measure to free cash flow.
2 Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and April 2021 on the attribution of benefits to periods of service.
3 Transactions up to €500 million per transaction.
4 Non IFRS indicator (see definition in Appendix 9).